The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to attach an updated copy of the NFA Form 7R. No changes are required to form SBSE-A itself.

The Form 7R is attached because the NFA updated the Firm's Entity Profile Information to change "Swap Dealer Provisionally Registered" to "Swap Dealer Registered".

Thank you. Rosemary Francavilla 212-815-4596